PDC 2004-2006 DRILLING PROGRAM

SUPPLEMENT DATED FEBRUARY 10, 2004
TO PROSPECTUS DATED JANUARY 6, 2004

ATTENTION OKLAHOMA INVESTORS

By this Supplement, PDC 2004-2006 Drilling Program, which we refer to as the "Program," amends its prospectus dated January 6, 2004 (the "Prospectus"), as follows.

Oklahoma investors who purchase units of general partnership interest will be subject to the following suitability requirements. If you wish to purchase units of general partnership interest in the partnership, you must satisfy the following suitability requirements:

You must have (a) an individual or joint minimum net worth (exclusive of home, home furnishings and automobiles) with your spouse of $225,000, without regard to the investment in the program and a combined minimum gross income of $100,000 or more for the current year and for the two previous years; or (b) an individual or joint minimum net worth with your spouse in excess of $1,000,000, inclusive of home, home furnishings and automobiles; or (c) an individual or joint minimum net worth with your spouse in excess of $500,000, exclusive of home, home furnishings and automobiles; or (d) a combined minimum gross income in excess of $200,000 in the current year and the two previous years.

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